Mail Stop 3561

November 10, 2008

Mr. Marc L. Reisch
Chairman, President and Chief Executive Officer
Visant Holding Corp.
Visant Corporation
357 Main Street, First Floor
Armonk, New York 10504

> **Re:** **Visant Holding Corp.**
> **Visant Corporation**
> **Form 10-K for the Fiscal Year Ended December 29, 2007**
> **Form 10-Q for Fiscal Quarters Ended March 29, 2008 and**
> **June 28, 2008**
> **File Nos. 333-112055 and 333-120386**

Dear Mr. Reisch:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief